SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                              SCHEDULE TO/A

                         TENDER OFFER STATEMENT
                    UNDER SECTION 14(D)(1) OR 13(E)(1)
                 OF THE SECURITIES EXCHANGE ACT OF 1934
                   (Amendment No. 2 - Final Amendment)

                            ND HOLDINGS, INC.
                            (NAME OF ISSUER)

                            ND HOLDINGS, INC.
                   (NAME OF PERSON(S) FILING STATEMENT)

                 COMMON STOCK, PAR VALUE $.01 PER SHARE
                    (TITLE OF CLASS OF SECURITIES)

                             628945-10-7
                 (CUSIP NUMBER OF CLASS OF SECURITIES)

                         MR. ROBERT WALSTAD
                 PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           1 NORTH MAIN
                      MINOT, NORTH DAKOTA 58703
                          (701) 852-5292

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
         COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              Copy to:
                         Dihle & Co., P.C.
                     10333 Behrens Mile Road
                         Byers, Co. 80103
                          (303) 397-1956

CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
       ----------------------                      -----------------------
            $999,934                                       $200.00
            ========                                       =======

 * For the purpose of calculating the filing fee only, this amount is based on the purchase of 750,000 shares of Common Stock, no par value per share, of ND Holdings, Inc. at $1.25 per share.

** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

/ x / Check the box if any part of the fee is offset as provided in Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $187.50   Form or Registration No.: Schedule TO-I
Filing Party: ND Holdings, Inc.   Date Filed: December 21, 2000

/   / Check the box if the filing relates solely to preliminary communications made before commencement of the tender offer.

      Check the appropriate boxes below to designate any transaction to which the statement relates:

      / / third-party tender offer subject to Rule 14d-1

      /x/ issuer tender offer subject to Rule 13e-4

      / / going-private transaction subject to Rule 13e-3

      / / amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer / x /


Amendment No. 2

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2000, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on January 5, 2001 (as amended, the "Schedule TO"), relating to an offer by ND Holdings, Inc., a North Dakota corporation (the "Company" or the "Purchaser"), to purchase 750,000 of its outstanding shares of common stock, no par value per share (the "Shares"), for $1.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits 12(a)(1) and (a)(2) to the Schedule TO. Amendment No. 2 is the final amendment to the Schedule TO.

ITEMS 1 THROUGH 8 AND ITEM 11

    Items 1 through 8 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

    A total of 3,928,925 shares were tendered, 799,947 of which were accepted
and purchased by the Company for a cash total of $999,933.75.   Since the
offer was oversubscribed, the shares offered were prorated at a ratio of 20.3%.

    On January 25, 2001, ND Holdings, Inc. issued a press release announcing the completion of the tender offer. The full text of the Company's January 25, 2001 press release is attached as Exhibit 12(a)(10) hereto and incorporated herein by reference.

ITEM 12.    MATERIAL TO BE FILED AS AN EXHIBIT.

    Item 12 of the Schedule TO is hereby amended by adding thereto the following:

    12(a)(10) ND Holdings, Inc. Press Release dated January 25, 2001.

SIGNATURE

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2001


   ND HOLDINGS, INC.

   By:  /s/ Robert Walstad

 Name:  Robert Walstad
   Title: President and Chief Executive Officer


Exhibit Index
12(a)(1)*   Offer to Purchase dated December 21, 2000................................   6
12(a)(2)*   Letter of Transmittal. ..................................................  24
12(a)(3)*   NDHI Letter to Stockholders dated December 21, 2000. ....................  33
12(a)(4)*   Notice of Guaranteed Delivery. ..........................................  34
12(a)(5)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees. ................................ ........................  36
12(a)(6)*   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees. ...........................................  38
12(a)(7)*   Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9. ....................................................  41
12(a)(8)*   NDHI Press Release dated November 8, 2000. ............................    45
12(a)(9)*   NDHI Press Release dated December 21, 2000. .............................  46
12(a)(10)   NDHI Press Release dated January 25, 2000

------------------------
*    Previously provided.